SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2005

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

BELL CANADA TO COMPLETE NEXXLINK ACQUISITION FOLLOWING SPECIAL NEXXLINK
SHAREHOLDERS MEETING

MONTREAL, Québec, February 22, 2005 – Bell Canada announced today that an additional 42,360 common shares of Nexxlink Technologies Inc. (TSX: NTI) have been tendered under the offer made in December to acquire all of the outstanding shares of Nexxlink for $6.05 per share. Bell Canada has taken up and intends to pay for these shares on February 24, 2005.

At the close of business on February 21, 2005, a total of 9,813,454 common shares of Nexxlink, representing approximately 89.2% of the aggregate number of common shares outstanding, had been tendered.

Bell Canada will proceed with a subsequent acquisition transaction by way of amalgamation to acquire the remaining outstanding Nexxlink common shares during a special meeting of the Nexxlink shareholders on April 7, 2005. Bell Canada holds a number of common shares sufficient to enable all required corporate and securities laws approvals to be obtained at the special meeting of shareholders.

Once the acquisition transaction is completed, Bell Canada expects that the Nexxlink common shares will be delisted from the Toronto Stock Exchange and that Nexxlink will cease to be a reporting issuer.

About Bell Canada

Bell Canada, Canada’s national leader in communications, provides connectivity to residential and business customers through wired and wireless voice and data communications, local and long distance phone services, high speed and wireless Internet access, IP-broadband services, e-business solutions and satellite television services. Bell Canada is wholly owned by BCE Inc. For more information please visit www.bell.ca.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release, including, but not limited to, the statement that common shares of Nexxlink not tendered under Bell Canada’s offer are intended to be acquired pursuant to a subsequent acquisition transaction, are forward-looking statements. These forward-looking statements reflect the current expectations of Bell Canada’s management but involve risks, uncertainties and assumptions which could cause actual events to differ materially from current expectations. The forward-looking statements contained in this news release represent Bell Canada’s expectations as of February 22, 2005 and, accordingly, are subject to change after such date. However, Bell Canada disclaims any intention or obligation to update any forward-looking statements whether as a result of new information or otherwise.

For information:
France Poulin
Bell Canada Media Relations
(514) 391-2007 or 1 877-391-2007
france.poulin@bell.ca

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: February 22, 2005